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                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC.

                                   FORM 12B-25

                                                 Commission File Number: 0-5460

                           NOTIFICATION OF LATE FILING

     (Check One): [X ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB
[ ] Form N-SAR

For Period Ended: DECEMBER 31, 1998
[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-K         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant: STOCKER & YALE, INC.

Former name if applicable:

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Address of principal executive office (STREET AND NUMBER): 32 HAMPSHIRE ROAD

City, State and Zip Code: SALEM, NEW HAMPSHIRE  03079

                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the

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        prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Stocker & Yale, Inc.'s (the "Company") Form 10-KSB could not be filed within the prescribed time period for the following reasons:

         1. In the first quarter of 1999, the Company experienced turnover in its Senior Vice President, Finance position and the extended absence of other finance personnel due to personal reasons and, as a result, the Company experienced unanticipated delays in the preparation of its Form 10-KSB, which could not be eliminated without unreasonable effort or expense.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

      GARY B. GODIN                 (603)                     893-8778
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         (Name)                  (Area Code)             (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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ATTACHMENT TO PART IV. OTHER INFORMATION, ITEM (3)

         During 1998, the Company recorded a charge of approximately $7.4 million for the impairment to its goodwill and a charge of approximately $1.1 million for acquired in-process research and development, neither of which were incurred in 1997. Both of these charges were recorded in the second quarter of 1998 and have been reflected in the Company's Forms 10-QSB for the six months ended June 30, 1998 and the nine months ended September 30, 1998. Excluding these changes, there is no significant change in the Company's results of operations for 1998 from the corresponding period for the last fiscal year.













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                              STOCKER & YALE, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: March 30, 1999            By: /s/ Gary B. Godin
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                                        Gary B. Godin
                                        Senior Vice President,
                                        Finance and Treasurer

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).
















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